EXHIBIT (c)

CISC Proxy Voting Policy

As a fixed income investment manager CISC votes proxies for client securities on a relatively infrequent basis. CISC does have authority to vote such proxies and has adopted a proxy voting policy to ensure that proxies are voted in the best interest of each client. CISC also votes or consents, on a more frequent basis, corporate actions, including tenders, exchanges, amendments, and restructurings which relate to individual fixed income holdings of client accounts. While our determinations on voting or consents to these matters will generally comply with the terms of our proxy voting policy they tend to be driven primarily by our view of whether the proposed action will result in an economic benefit for the affected client(s).

Voting Policy

In general, CISC will vote in accordance with management’s recommendations as to routine corporate matters such as those dealing with: appointments of auditors, routine election of directors, improvements in employee stock purchase or ownership plans, limiting liability of directors, setting compensation levels, increasing authorized shares. CISC will generally vote against shareholder proposals involving matters of social conscience if it has determined that management is generally socially responsible. For example, we will generally vote against shareholder proposals to bar or place arbitrary restrictions on trade with other countries, or to place arbitrary restrictions on environmental practices.

CISC will generally vote in favor of management proposals seeking to change an issuer’s legal, business or financial structure provided that the position of current shareholders is preserved or enhanced. For example, we will generally vote in favor of proposals to approve mergers and acquisitions or to change capitalization.

Resolutions regarding anti-takeover measures will be considered individually. CISC would typically oppose any proposal aimed solely at thwarting potential takeover offers by requiring, for example, super-majority approval. However we would also vote against proposals considered to foster instability or to be economically detrimental.

Voting Process

Proxies are normally voted by the principal portfolio manager for the client account holding securities of the issuer soliciting the proxy. If more than one account holds these securities, then the portfolio manager of the account(s) holding the largest allocation of the issue will vote the proxy. CISC has designated a portfolio manager (the Proxy Voting Portfolio Manager), who is responsible for overseeing the implementation of the proxy voting process.

In circumstances in which 1) the subject matter of the vote is not covered by these guidelines, 2) a material conflict of interest is present or 3) we believe it may be necessary, in the best interests of shareholders, to vote contrary to our general guidelines, the portfolio manager will discuss the matter with the Proxy Voting Portfolio Manager, who will be responsible for making the definitive determination as to how the proxy matter will be voted. In unusual or especially sensitive cases, the Proxy Voting Portfolio Manager may consult with the Chief Executive Officer/Chief Investment Officer to arrive at a proxy voting decision. Determinations with respect to proxy votes involving material conflicts of interest shall be documented in writing and maintained for a period of at least six years.

Clients may obtain information about how their securities were voted by contacting their CISC relationship manager who will contact the portfolio manager to respond to such request. Clients may request a copy of our proxy voting policies by contacting their CISC relationship manager.